CERTIFICATE OF AMENDMENT
                                       TO
                          THE ARTICLES OF INCORPORATION
                                       OF
                               1st GENX.COM, INC.

          The undersigned President and Secretary of 1st GENX.COM, INC. a Nevada corporation, pursuant to the provisions of Section 78.385, of the Nevada Revised Statutes, for the purpose of amending the Articles of Incorporation of the said Corporation. do certify as follows:

          That the Board of Directors of the said the corporation, at a meeting duly convened and held on the 6th day of March, 2001, adopted resolution to amend the Articles of Incorporation, as follows:

                     ARTICLE V shall be amended as follows:

                                   ARTICLE IV

     The authorized capital of the corporation shall be two hundred million
       (200,000,000) shares of common stock, par value one mil ($0.001).

          The foregoing amendment to the Articles of Incorporation were duly adopted by the written consent of the shareholders of the Corporation, pursuant to Section 78.320 of the Nevada Revised Statute, on March 6, 2001.

          The number of shares of Common stock of the Corporation. outstanding and entitled to vote on 44,060,817 shares and the said amendment were approved and consented to 32,571,000 shares, being voted in person or by proxy, which represented more than a 52% majority of the issued and outstanding shares of the Common Stock of the Corporation.

          The undersigned President and Secretary of the Corporation hereby declare that the forgoing Certificate of Amendment to the Articles of Incorporation is true and correct to the best of their knowledge and belief.

          In witness thereof, this certificate has been executed by the undersigned on March 6, 2001.

      /S/    Antal Markus               /S/ Marilyn Markus
             Antal Markus, President        Marilyn Markus, Secretary